UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

DATED: January 13, 2020

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-215529, of Navios Maritime Partners L.P. (the “Company”).

On December 12, 2019, the Company entered into a new credit facility with ABN Amro Bank N.V. (the “ABN Credit Facility”) of up to $23.5 million in order to finance the purchase of five container vessels. The ABN Credit Facility matures on September 30, 2020 and bears interest at LIBOR plus 400 basis points per annum. As of December 31, 2019, the full available amount has been drawn under the ABN Credit Facility. A copy of the ABN Credit Facility is attached as Exhibit 4.1 to this report and is incorporated by reference herein.

In connection with the acquisition of four bulk carrier vessels, on December 16, 2019, the Company entered into a credit facility with Dory Funding DAC (the “Dory Credit Facility”), of up to $37.0 million. As of December 31, 2019, the full available amount has been drawn under the Dory Credit Facility. The Dory Credit Facility terminates on the third anniversary of the date of the first draw down under the Dory Credit Facility and initially bears interest at LIBOR plus 475 basis points per annum. A form of the Dory Credit Facility is attached as Exhibit 4.2 to this report and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: January 13, 2020

EXHIBIT INDEX

Exhibit No.	Exhibit

4.1	Facility Agreement, dated as of December 12, 2019, by and among Navios Maritime Partners L.P., as borrower, ABN Amro Bank N.V., as agent and security trustee, and the banks and financial institutions listed therein, as lenders.

4.2	Form of Amended and Restated Facility Agreement, dated as of December 16, 2019, by and among Camelia Shipping Inc., Anthos Shipping Inc., Azalea Shipping Inc. and Amaryllis Shipping Inc., as borrowers, Navios Maritime Operating L.L.C. and Navios Maritime Partners L.P., as guarantors, Dory Funding DAC, as agent and security agent, and the financial institutions listed therein, as lenders.